UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Ms. Babette Cooper, Staff Accountant
Mail Stop 4720
Division of Corporate Finance
WASHINGTON, D.C. 20549·0306

February 18, 2010

Re: Liberty Capital Asset Management, Inc.
SEC Correspondence dated February 2, 2010
Form 10-K FYE 3/31/09 – Comment Letter
File No. 333-144973

Dear Ms. Cooper:

The Company respectfully asks for an extension until February 26, 2010, to complete its response to your inquiry.  There has been a change in auditors since the last Form 10-K was filed and as of December 1, 2009, the Company has a new CFO.  This extension will enable the Company additional time to research the information needed to complete the request.

Sincerely,
/s/  Theresa Carlise
Theresa Carlise
CFO